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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549


FEB 27 2002

ANNUAL AUDITED REPORT
FORM X-17 A-5
PART III

SEC FILE NUMBER
8-48599

FV 3/5/02

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2001 (MM/DD/YY) AND ENDING December 31, 2001 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER DEALER:

OFFICIAL USE ONLY
FIRM ID. NO.

Salomon Reinvestment Company Inc

(Filed as Confidential Information)

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

388 Greenwich Street
(No. and Street)

New York	New York	10013
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Charles Milone — (212) 816-0033
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG LLP
(Name - if individual, state last, first, middle name)

757 Third Avenue	New York	New York	10017
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 15 2002
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

3/14/02

CONTENTS OF REPORT

This report * contains (check all applicable boxes):

X	(a)	Facing page.
X	(b)	Statement of financial condition.
X	(c)	Statement of operations.
X	(d)	Statement of cash flows.
X	(e)	Statement of changes in stockholder's equity.
X	(f)	Statement of changes in liabilities subordinated to claims of general creditors.
X	(g)	Computation of net capital for brokers and dealers pursuant to Rule 15c3-1.
X	(h)	Computation for determination of reserve requirements pursuant to Rule 15c3-3.
X	(i)	Information relating to the possession or control requirements for brokers and dealers under Rule 15c3-3.
_	(j)	A reconciliation, including appropriate explanation, of the computation of net capital under Rule 15c3-1 and the computation for determination of the reserve requirements under exhibit A of Rule 15c3-3.
_	(k)	A reconciliation between the audited and unaudited statements of financial condition with respect to methods of consolidation.
X	(l)	An oath or affirmation.
_	(m)	A copy of the SIPC supplemental report.
_	(n)	A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
X	(o)	Independent auditors' report on internal accounting control.
_	(p)	Schedule of segregation requirements and funds in segregation — customers' regulated commodity futures account pursuant to Rule 171-5.
_	(q)	Statement of Secured Amounts and Funds Held in Separate Accounts for Foreign Futures and Foreign Options Customers.

* For conditions of confidential treatment of certain portions of this filing, see section 240.17e-5(e)(3).

Salomon Reinvestment Company Inc
390 Greenwich Street
New York, New York 10013

212-723-6315
FAX 212-723-8642

SARCO

February 20, 2002

State of New York)
) ss:
County of New York)

We, the undersigned officers of Salomon Reinvestment Company Inc, affirm that, to the best of our knowledge and belief, the accompanying financial statements and supplementary schedules as of December 31, 2001 are true and correct. We further affirm that neither the Company nor any officer or director has any proprietary interest in the account classified solely as that of a customer.



William Kelly
President



Charles Milone
Chief Financial Officer

Subscribed and sworn to before me
This 20 th day of February, 2002



BARBARA RITTBERG
Notary Public, State of New York
No. 01RI4670444
Qualified in Richmond County
Commission Expires Aug. 31, 2002

KPMG


SEC M
SSING
FEB 27 2002
WASH, D.C.
340
SECTION

SALOMON REINVESTMENT COMPANY INC

(A Wholly Owned Subsidiary of Salomon Brothers Holding Company Inc)

Statement of Financial Condition

December 31, 2001

(With Independent Auditors' Report Thereon)



345 Park Avenue
New York, NY 10154

Independent Auditors' Report

The Board of Directors and Stockholder of
Salomon Reinvestment Company Inc:

We have audited the accompanying statement of financial condition of Salomon Reinvestment Company Inc (a wholly owned subsidiary of Salomon Brothers Holding Company Inc) as of December 31, 2001, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in that statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Salomon Reinvestment Company Inc at December 31, 2001, in conformity with accounting principles generally accepted in the United States of America.

KPMG LLP

February 20, 2002



SALOMON REINVESTMENT COMPANY INC
(A Wholly Owned Subsidiary of Salomon Brothers Holding Company Inc)

Statement of Financial Condition

December 31, 2001

Assets

Cash	$	4,583,755
Cash segregated under Federal and other regulations		100,000
Securities purchased under agreements to resell		3,162,364,609
Receivable from affiliates		4,117,518
Prepaid interest		319,839
Total assets	$	3,171,485,721

Liabilities and Stockholder's Equity

Liabilities:		
Securities sold under agreements to repurchase	$	3,086,651,071
Unsecured investment agreement		155,888
Payable to affiliates		3,958,493
Accrued expenses		77,000
		3,090,842,452
Subordinated indebtedness:		
Conforming for net capital		25,000,000
Non-conforming for net capital		32,549,629
		57,549,629
Stockholder's equity		23,093,640
Total liabilities and stockholder's equity	$	3,171,485,721

See accompanying notes to statement of financial condition.

(1) Organization

Salomon Reinvestment Company Inc (the "Company") is a wholly owned subsidiary of Salomon Brothers Holding Company Inc ("Parent" or "SBHCI"), which is wholly owned by Salomon Smith Barney Holdings Inc ("SSBHI"). SSBHI is a wholly owned subsidiary of Citigroup Inc. ("Citigroup").

The Company is a registered broker-dealer which provides Secured Investment Agreements (i.e., Collateralized Investment Agreements and Flex Repurchase Agreements), Unsecured Investment Agreements (i.e., Guaranteed Investment Contracts), and other investment vehicles to municipal and corporate customers.

(2) Summary of Significant Accounting Policies

Basis of Presentation

The Company's statement of financial condition is prepared in accordance with generally accepted accounting principles in the United States of America which require the use of management's best judgment and estimates. Estimates may vary from actual results.

Securities Purchased Under Agreements to Resell and Securities Sold Under Agreements to Repurchase

Securities purchased under agreements to resell ("resale agreements") and securities sold under agreements to repurchase ("repurchase agreements") are carried at their contractual amounts, including accrued interest. It is the policy of the Company to take possession of the underlying collateral, monitor its market value relative to the amounts due under the agreements, and, when necessary, require prompt transfer of additional collateral or reduction in the loan balance in order to maintain contractual margin protection. In the event of counterparty default, the financing agreements provide the Company with the right to liquidate the collateral held.

(3) Cash Segregated Under Federal and Other Regulations

At December 31, 2001, the Company had cash in the amount of $100,000 segregated in a special reserve bank account for the exclusive benefit of customers pursuant to Rule 15c3-3 of the Securities and Exchange Commission.

(4) Securities Purchased Under Agreements to Resell and Securities Sold Under Agreements to Repurchase

Resale agreements are collateralized by U.S. Government and government agency securities and are short-term in nature, bearing interest at prevailing market rates. At December 31, 2001, the Company has received collateral with a fair value of $3,253,246,935 which it is permitted by contract or custom to sell or repledge in the normal course of business. Approximately $3,193,078,593 of such collateral has been repledged by the Company at December 31, 2001.

(Continued)

Repurchase agreements are collateralized by U.S. Government and government agency securities. At December 31, 2001, the market value of securities collateralizing resale agreements was approximately $3,193,078,593.

(5) Unsecured Investment Agreement

Unsecured investment agreement represents funds deposited by a single customer with the Company, for which the customer is guaranteed a specific rate of return over the life of the contract.

(6) Subordinated Indebtedness

Under a subordinated loan agreement (the "Agreement") with its Parent, the Company may borrow up to $100 million, subordinated to the claims of general creditors. The Agreement has a scheduled maturity date of April 30, 2002, and bears interest at prevailing market rates. The Agreement may be repaid without penalty at any time at the option of the Company. At December 31, 2001, outstanding borrowings pursuant to the Agreement were $32,549,629.

At December 31, 2001, the Company had an additional subordinated loan from its Parent in the amount of $25,000,000. The subordinated loan has a scheduled maturity date of March 31, 2004, bears interest at prevailing market rates and may not be prepaid prior to maturity date. This loan is subordinated to the claims of general creditors of the Company and has been approved as regulatory capital and, accordingly, is included as capital by the Company in computing net capital, as defined, under the Securities and Exchange Commission ("SEC") Uniform Net Capital Rule 15c3-1 ("Rule 15c3-1").

(7) Net Capital Requirements

The Company is registered as a broker-dealer with the SEC and is subject to Rule 15c3-1, which requires net capital, as defined, of not less than the greater of $250,000 or 2% of aggregate debit items. Although net capital and aggregate debit items change from day to day, at December 31, 2001, the Company's net capital was $33,990,909, which was $33,740,909 in excess of regulatory requirements.

(8) Rating Agency Capital Requirements

The Company is a stand-alone, separately capitalized and bankruptcy remote broker-dealer that has been rated Aaa by Moody's Investors Service, Inc. ("Moody's") and AAA by Standard and Poor's Ratings Services ("S&P"). Accordingly, the Company is required to maintain minimum levels of Actual Capital, as defined in the Statement of Procedures, as adopted by the Board of Directors of the Company on June 12, 1996, as amended on February 14, 2001. At December 31, 2001, the Company's Actual Capital was $76,109,831, which exceeded the minimum amount by $26,109,831 and $26,105,267 for Moody's and S&P, respectively.

(9) Income Taxes

The Company is included in the consolidated U.S. federal income tax return of Citigroup. The Company records income tax expense or benefit based on its share of the consolidated global tax

provision of Citigroup. Under an informal tax sharing agreement, the Company settles all of its taxes generated throughout the year with its direct parent, SBHCI.

(10) Related Parties

Pursuant to an Intercompany Management Services Agreement, the Company manages a Flex Repo book for Salomon Smith Barney Inc. ("SSBI"). The Company also has an Intercompany Services and Investment Advisory Agreement with SSBI which provides for office space and operational support. In addition, the Company has transactions with SBHCI under the tax sharing agreement as well as the Subordinated Loan Agreements.

(11) Market and Credit Risk

The Company's customer financing activities may require it to pledge customer securities as collateral for various secured financings such as repurchase agreements. In the event the counterparty is unable to meet its contractual obligations, the Company may be exposed to the off-balance sheet risk of acquiring securities at prevailing market prices. The risk is mitigated by the monitoring of the market value of the securities pledged.

Market Risk

Market risk is the potential loss the Company may incur as a result of changes in the market value of a particular instrument. All financial instruments are subject to market risk. The Company's exposure to market risk is determined by a number of factors, including the size, duration, composition and diversification of positions held, the absolute and relative levels of interest rates as well as market volatility and liquidity. The Company manages market risk by setting risk limits and monitoring the effectiveness of its strategies.

Credit Risk

Credit risk represents the loss the Company could incur if an issuer or counterparty is unwilling or unable to perform pursuant to the terms of their contractual obligations and the value of collateral held, if any, is not adequate to cover such losses. The Company enters into collateralized financing agreements in which it extends short-term credit, primarily to major financial institutions. The Company controls access to the collateral pledged by the counterparties, which consists of securities issued by the U.S. Government or its agencies.

Concentration of Credit Risk

Concentrations of credit risk from financial instruments exist when groups of issuers or counterparties have similar business characteristics or are engaged in like activities that would cause their ability to meet their contractual commitments to be adversely affected, in a similar manner, by changes in the economy or other market conditions. The Company monitors credit risk on both an individual and group counterparty basis. At December 31, 2001, all resale agreements were with P-1/A1+ rated institutions, as rated by Moody's and S&P respectively, which represented the Company's largest concentration of credit risk.

(Continued)

(12) Disclosures About Fair Value of Financial Instruments

The financial instruments of the Company are reported in the statement of financial condition at market or fair values, or at carrying amounts that approximate fair values because of the short term nature or variable interest rates they bear, except for repurchase agreements which generally are longer term in nature and bear fixed rates of interest. The carrying amount and estimated fair value of the Company's repurchase agreements at December 31, 2001 were $3,086,651,071 and $3,193,078,593 respectively. The fair value estimates of repurchase agreements are based on dealer quotes.

KPMG

345 Park Avenue
New York, NY 10154

Independent Auditors' Report on Internal Control Structure Required by SEC Rule 17a-5

To the Board of Directors and Stockholder of
Salomon Reinvestment Company Inc.:

In planning and performing our audit of the financial statements and schedules of Salomon Reinvestment Company Inc (a wholly subsidiary of Salomon Brothers Holding Company Inc) (the "Company") for the year ended December 31, 2001, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), in the following:

1. Making the periodic computations of aggregate debits and net capital under Rule 17a-3(a)(11) and the reserve required by Rule 15c3-3(e)

2. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

4. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3

The management of the Company is responsible for establishing and maintaining an internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.



Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate. Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2001, to meet the SEC's objectives.

This report is intended solely for the use of the Board of Directors, management, the SEC, the National Association of Securities Dealers Inc. and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

February 20, 2002

KPMG LLP